                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ----------------------

                                 AMENDMENT NO. 6
                                       to

                                 SCHEDULE 14D-1


               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                       and

                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934

                           ----------------------

                            TRIAD SYSTEMS CORPORATION
                            (Name of Subject Company)

                           ----------------------

                              CCI ACQUISITION CORP.

                           COOPERATIVE COMPUTING, INC.
                                    (Bidders)

                           ----------------------

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                           ----------------------

                                   895818 20 1
                      (CUSIP number of Class of Securities)

                           ----------------------

                             Lawrence D. Stuart, Jr.
                     Hicks, Muse, Tate & Furst Incorporated
                         200 Crescent Court, Suite 1600
                            Dallas, Texas 75201-6950

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Bidders)

                           ----------------------

                                    Copy to:
                             Thomas A. Roberts, Esq.
                              David A. Bryson, Esq.
                           Weil, Gotshal & Manges LLP
                         100 Crescent Court, Suite 1300
                            Dallas, Texas 75201-6950

                           ----------------------

                            CALCULATION OF FILING FEE

================================================================================
         TRANSACTION VALUATION*                   AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
              $182,232,844                               $36,447
================================================================================

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase, at a price per Share of $9.25 in cash, of the 17,749,158 shares of common stock, $.001 par value ("Shares"), of the Company issued and outstanding as of September 30, 1996, 1,838,190 Shares issuable upon the exercise of outstanding options, and an estimated 113,500 Shares issuable under the subject company's 1990 Employee Stock Purchase Plan.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.



Amount Previously Paid:  $36,447                 Filing Party:  CCI Acquisition Corp. and
Form or Registration No.:  Schedule 14D-1 and                  Cooperative Computing, Inc.
                           Schedule 13D          Date Filed:  October 23, 1996



                               Page 1 of 5 Pages
                       Exhibit Index is located on Page 4

                                  TENDER OFFER

       This Amendment No. 6 amends and supplements the Tender Offer Statement on Schedule 14D-1 and the Statement on Schedule 13D filed on October 23, 1996 by CCI Acquisition Corp., a Delaware corporation ("Purchaser"), and Cooperative Computing, Inc., a Texas corporation ("Parent"), as amended by Amendment No. 1 filed on November 21, 1996, Amendment No. 2 filed on December 12, 1996, Amendment No. 3 filed on January 2, 1997, Amendment No. 4 filed on January 17, 1997, and Amendment No. 5 filed on January 27, 1997 (as amended, the "Statement"), relating to the offer by Purchaser to purchase all outstanding shares of common stock, $.001 par value (the "Shares"), of Triad Systems Corporation (the "Company"), at $9.25 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated October 23, 1996 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which were attached to the Statement as Exhibits (a)(1) and (a)(2), respectively (which collectively constitute the "Offer").


ITEM 10.  ADDITIONAL INFORMATION.

       The response to Item 10(f) is supplemented as follows:

       On February 6, 1997, Parent and Purchaser issued a joint press release, the text of which is attached hereto as exhibit (a)(15). The first and third paragraphs of such press release are incorporated herein by reference.


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

       Item 11 of the Statement is supplemented by adding thereto the following information:

       99-(a)(15)    Text of Press Release, dated February 6, 1997.

                                   SIGNATURES

       After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 1997


                                   CCI ACQUISITION CORP.



                                   By: /s/ GLENN E. STAATS
                                      ------------------------------------------
                                   Name:  Glenn E. Staats
                                        ----------------------------------------
                                   Title:   President
                                         ---------------------------------------


                                   COOPERATIVE COMPUTING, INC.



                                   By: /s/ MATTHEW HALE
                                      ------------------------------------------
                                   Name:  Matthew Hale
                                        ----------------------------------------
                                   Title:   Chief Financial Officer
                                         ---------------------------------------


                                   HICKS, MUSE, TATE & FURST EQUITY FUND III,
                                   L.P.

                                   By:     HM3/GP Partners, L.P., its General
                                           Partner

                                           By:  Hicks Muse GP Partners III,
                                                L.P., its General Partner

                                                By:    Hicks Muse Fund III
                                                       Incorporated, its
                                                       General Partner


                                                By: /s/ LAWRENCE D. STUART, JR.
                                                   ----------------------------
                                                Name: Lawrence D. Stuart, Jr.
                                                     --------------------------
                                                Title:    Managing Director
                                                      -------------------------

                              INDEX TO EXHIBITS



EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------
99-(a)(15)    Text of Press Release, dated February 6, 1997